Filed by Duke Energy Corporation Pursuant to Rule 425 under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

Subject Company: Duke Energy Holding Corp. Commission File No. 333-126318

Listening is at the Top of Jim Rogers’ Agenda

Cinergy Chairman, President and Chief Executive Officer Jim Rogers has been sitting down with Duke Energy senior leaders a lot since the merger of the two companies was announced in May, and he’s been pleasantly surprised by the frankness of what he’s heard.

“People have not been afraid to say what’s on their minds,” Rogers told an overflow crowd at the Aug. 16 Open Forum in Charlotte. Rogers, who will be the president and CEO of Duke Energy when the merger is complete, was making his first appearance before a large gathering of Duke employees.

Before turning the podium over to Rogers, Duke Energy Chairman and CEO Paul Anderson told employees that progress on the merger in the regulatory arena has been smoother than expected so far. Anderson said repeal of the Public Utility Holding Co. Act (PUHCA), included in the energy bill signed into law by President Bush, eliminates a significant portion of the review by the Securities and Exchange Commission. Another positive was early termination of the review period under the Hart-Scott-Rodino Act, which clears regulatory hurdles at the Federal Trade Commission and the U.S. Department of Justice.

Thanks to this progress, the merger is expected to close in the first half of 2006.

Rogers recounted some of the themes he’s heard in one-on-one sessions with 36 members of the Duke Energy Senior Leadership Team. Rogers said his conversations have focused on five questions:

1) What are five things he should preserve at Duke Energy?

2) What are three things he should change?

3) What things should he do?

4) What are they concerned he will do?

5) What advice do they have for him?

“Maintaining the Duke brand, the Duke Charter and the financial strength of the company were repeated many times,” said Rogers, adding that preserving the commitment to safety and keeping a clear strategic focus were also frequent themes.

As for what he should be doing, Rogers said he heard a strong desire to show results with diversity and inclusion. Another item was to eliminate the “we/they” mentality that some say still exists between Charlotte and Houston. Rogers joked about adding Cincinnati to that list, but said he wants to get the company to an “us” mentality. “We need a mindset of one team, one company and one stock,” he said.

Rogers added that he hopes to find the right balance between leading “too fast” or “too slow” – advice he’s heard on both sides.

Rogers reviewed his career, which has included life as a journalist, regulator, consumer advocate and lawyer. In 1988, he was named chairman, president and CEO of PSI Energy in Indiana. In 1994, he took over as head of Cinergy, which was formed by the merger of PSI Energy and Cincinnati Gas & Electric.

Despite many moves, and now landing in the hotbed of college basketball, Rogers remains true to his native University of Kentucky team and small town roots.

Both Rogers and Anderson acknowledged that rumors about merger developments abound at both companies, but said employees should not take them too seriously.

Anderson updated the crowd on merger integration efforts. He said integration teams will kick off their work on Sept. 15. By that time the business model that provides the basis for the organization will have been determined. He said his goal is to announce the organizational structure with key names in boxes by Thanksgiving.

The next Open Forum will be Sept. 29 in Charlotte. Anderson will host.

Questions from the Meeting

Independent Companies

Q:	At Southern Company, Alabama Power and Georgia Power operate as independent companies. Is that the direction we're headed?

Rogers:	No. We’re working hard to build a business model that will allow us to bolt on other companies. It’s going to be important to focus on operating our plants the same way and working to create cost savings. The same is true with transmission and distribution. One of our assignments is to achieve efficiencies that will yield merger savings of almost $500 million by year five. But we’ve got more work to do as far as what the actual design model of the organization will be.

Leadership Style

Q:	Can you share a little bit more about your leadership style?

Rogers:	It's a little like an inverted pyramid - and I'm at the bottom. My job is really to make sure you have the resources, the training, the support and the help that allows you to do what you do best. In two words, I would say "servant leader." I serve you.

Diversity

Q:	What is your vision for the company in terms of embracing diversity and cultural differences?

Rogers:	One of the first assignments for all of us is to respect the differences that are embedded in each of us, and to recognize that those differences make us stronger. We’ll be a better company if we respect and recognize the differences that we each have. The other thing is that the demographics of this country will change dramatically over the next 10-30 years. We have to continue to build the capability to attract talented people to our company. That requires diversity in leadership. We need to lead by example. We need to walk the talk. Everybody can do the talk, but not everybody can walk it.

Getting Away from “We vs. They”

Q:	A lot of mergers have problems with "we" and "they" - and have a hard time getting to "us." How do we meet that challenge?

Rogers:	You start out by thinking this is one company - one stock. The other way is to recognize the diversity within the two companies. Respect different points of view. Challenge their points of view but respect them. We can never completely eliminate "we vs. they," but we need to remember that this is one company, one people and one mission. We will create greater value for our customers if we trim back the "we vs. they." We can do it.

Surprises

Q:	As you've talked to Duke Energy leaders, have there been any surprises?

Rogers:	What has surprised me is how direct the 36 people I've talked to are. I find that refreshing because healthy companies are about people who are open and having fun. People are not afraid to tell you like it is. You might not like it, but you respect it. I'm still listening and learning. I've got more work to do to fully understand the organization.

Reaction from Cinergy Employees

Q:	What do the Cinergy folks think about this merger?

Rogers:	I think they have the normal level of anxiety. But I’ve been struck by how relaxed they’ve been. It’s a little daunting from their perspective. All of a sudden, the headquarters is going to be in Charlotte. They have a feeling that they might not be as big a part of the company. But we’ve been through a big merger before. We’ve learned to use our talented people regardless of where they’re located.

The Paul Factor

Q:	In the market, there is a "Paul factor" in our share price. How are you going to make sure that "Paul factor" gets replaced by a "Jim factor?"

Rogers:	There is a “Paul factor” in the stock because Paul’s got a track record that is remarkable. He’s created incredible value everywhere he’s been. And shareholders know that. Even though I’ve been around for a long time, I’m not Paul. Remember, he’s still going to be chairman of this company. I will be working for Paul and the board as CEO. And as I tell investors, Paul is a pretty good coach and he’s very direct.

Safety

Q:	Can you talk a little bit about some of the things you've done at Cinergy to reinforce the importance of safety?

Rogers:	In our business, safety has to be Job One. We have a strong commitment to safety at Cinergy, and do not tolerate safety violations. That’s created some issues with our unions, but we both share the belief that it should be a focus. We’ve been tough in enforcing our safety rules. I think that’s key. There’s really no excuse for not following the rules.

Operational Challenges

Q:	What are you most excited about operationally? What do you view as the biggest operational challenge of the merger?

Rogers:	I’m going to answer that question slightly differently. I view shaping regulatory and legislative policy to be a core competency – just like operating power plants. We have to have a great impact on public policy. Why is that important? It’s important because of all the risks our company has. The greatest risk we have is the stroke of the pen – where some regulator or legislator takes value away from us.

From a traditional operational viewpoint, my greatest concern is that we don’t adopt best practices as soon as possible. It’s going to take courage by our leaders to change the way they have operated historically. I am confident that they will be able to adopt best practices. We should always keep in mind that “different” and “better” are two different ideas.

Layoffs and Hiring Freeze at Cinergy?

Q:	I've heard rumors that there have been layoffs at Cinergy and there is a hiring freeze.

Rogers:	I know both companies are looking hard at hiring new people going forward. There have not been any layoffs at Cinergy. We do not have a hiring freeze right now but I am reviewing every hire, because I want people to make the case for why they can’t do the work until we close this merger. I’m trying to keep our numbers down. Let’s don’t hire until we know exactly what our needs are.

Editor’s Note: Later, Cinergy HR provided the following…Cinergy has a “hiring freeze” in place for discretionary and incremental hiring. There’s not a hiring freeze for operational and business-critical areas (such as the call centers) where employee turnover is higher and where minimum staffing levels must be maintained. These requests are being reviewed rigorously by Rogers and his team.

Questions from the Portal

Cinergy Merger and DENA

Q: The Sec. 203 application filed with the FERC states that as part of the merger Duke will transfer to Cinergy either DENA’s facilities in the Midwest or all of DENA. The application goes on to say that it is more likely that DENA will be entirely transferred to Cinergy. Does this mean that management of all of DENA’s generation assets and trading/marketing operations will be moved to Cincinnati?

A: While there is discussion in the filing about the transfer of DENA’s Midwest assets to Cinergy, this is about the structuring of certain legal entities upon closing of the transaction. Once this is completed, we can then have a platform from which we can determine operational efficiencies and synergies which are at the heart of this agreement. As far as where the management of these assets would be located, as well as the location of trading and marketing operations, that has not yet been decided.

Cinergy Merger: Impact on DENA?

Q: What effect will this merger have on DENA employees if the DENA assets are transferred into Cinergy? Will there be the opportunities for employees to move about inside of Cinergy, with as many opportunities for advancement?

A: We will see some workforce reductions in DENA as a result of the merger, but it is too early to provide specifics. While we can’t answer this question now, we’ll provide it to the transition teams once they’re in place.

Flexible Work Schedules

Q: An excellent way for Duke Energy to be an industry leader would be to initiate flexible work options for employees such as telework and flexible work hours. Offering employees a work/life balance that reduces stress and fatigue will result in increased productivity. Would management consider pioneering the industry in this much needed benefit?

A: We’re giving it a try: flexible work schedules are being offered within DENA , DEGT and in a portion of DEBS this summer on a trial basis. We encourage flexible schedules and work-life balance for employees, but an employee’s schedule should not negatively impact our customers or interfere with our supporting them in our 24/7 business. The decision to move to such a schedule is up to the business unit or local management. Similarly, telecommuting is an option local management can consider, keeping the same requirements in mind.

MLP

Q: If a master limited partnership (MLP) provides shareholder value, as demonstrated by TEPPCO and the potential NEWCO, why doesn’t Duke Energy separate DEGT and DEFS from Duke Energy, create a MLP for the gas transmission pipelines (which have a similar business model as regulated liquid pipelines) and create a General Partnership holding company?

A: As Paul Anderson has discussed, Duke Energy is currently evaluating the strategic merits of a potential separation of its power and gas businesses. However, this decision requires a different analysis than the decision to create a MLP-type structure within DUK. When identifying which assets might be appropriate for an MLP structure, there are several factors a company evaluates including the maturity and stability of the cash flows the assets are expected to generate. On that basis, certain of DEFS’ and DEGT’s assets may or may not be appropriate for this structure. MLP equity markets are currently very robust and could provide an efficient source of capitalization. DEFS and DEGT both regularly evaluate cost-efficient financing structures like MLPs in order to create shareholder value.

Online Talent Management

Q: With the many merger-related changes the company is about to undergo, is it possible to have on online system that keeps track of every-day employees’ job interests / career preferences? I know management has a system for this called GEMS. Right now, everyone else must keep their immediate supervisor apprised of their interests. With an online system, management could have an immediate pool of candidates at their fingertips.

A: Before announcement of the pending merger, Duke Energy’s Human Resources function entered into a contract with Hewitt Associates whereby Hewitt will provide an integrated package of HR technology and administrative processes to the company. One element of Hewitt’s package is an online “talent management” system that will enable succession planning, assessment, staffing, and development activities across Duke Energy. These new online tools are scheduled to be available to U.S. Duke Energy employees in the fall of 2006 and early 2007. (While implementation is scheduled in Canada as well, the Canadian timeline is slightly different than in the U.S.)

Retention at DENA

Q: DENA Finance and Accounting groups seem to be losing experienced personnel at an alarming rate. The transition to a combined Cinergy/DENA Merchant Generation will take time. Until then, we still have businesses to run. The enhanced severance offer to DENA employees does not seem to be slowing the rate of attrition. Has management considered retention pay or some other offer to retain personnel?

A: Earlier this year, the DENA severance package was enhanced and the minimum severance package is currently 24 weeks of base pay. While it’s true that attrition remains a concern, internal surveys and interviews with DENA employees reflect that a variety of elements creates an engaging work environment and help stimulate retention. A team of employees was formed and has made recommendations to management which involve a number of initiatives and these are being rolled out, or in some cases, further considered. A financial element is part of the recommendations still under consideration.

Teppco Cash Balance Plan

We received a question about Teppco’s retirement cash balance plan. Since the answer is specific to Teppco, see the Teppco page of the Portal for the answer.

U.S.             Energy Policy Act – Non U.S. Impact?

Q: How does the new U.S. Energy Policy impact non-U.S. Duke Energy business units across the globe? A big part of DEGT is the Canadian west’s pipeline and field services groups, and Ontario’s Union Gas. Will it affect other countries’ energy and business legislation?

A: U.S. energy policy applies to U.S. assets and, as such, the Energy Policy Act of 2005 solely affects Duke Energy’s U.S. assets. It doesn’t directly affect our international businesses such as Union Gas or Westcoast. The Act could, however, change the pattern of energy commodity production (i.e. ethanol, MTBE*, natural gas), but it’s not expected to have a major impact on global energy markets. DEI is looking more closely at any impact on their interests in MTBE production, but our initial assessment is that any impact would be minor.

*MTBE is a chemical compound that is manufactured by the chemical reaction of methanol and isobutylene. It’s most commonly used as a fuel additive in gasoline to enhance octane levels and prevent engine “knocking.”

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Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC’s website. Free copies of Duke’s SEC filings are also available on Duke’s website at www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s website at www.cinergy.com/investors.

Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke’s or Cinergy’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.